Exhibit 99.6
To Our Shareholders
The first quarter of fiscal 2008 is highlighted by Transition’s achievement of significant milestones in both the clinical advancement of our lead products and the corporate development of the overall company.
Pipeline Review
     ELND-005/AZD-103 – Alzheimer’s Disease:
In August, we reported clinical results from multiple Phase I studies evaluating Alzheimer’s disease drug candidate ELND-005/AZD-103. The drug candidate was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/AZD-103 was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease. We, together with Elan Pharma International Limited (“Elan”), remain on track to commence a Phase II trial with ELND-005/AZD-103 by the end of 2007 or early 2008.
Subsequent to the end of the quarter, we received the remaining US$7,500,000 upfront payment under the Company’s global collaboration agreement with Elan. The receipt of US$7,500,000 represents the second half of the US$15 million upfront payment. We have built a strong partnership with Elan and our companies remain focused on the expeditious development of an effective therapy for Alzheimer’s patients.
     TT-223 – Diabetes:
After the quarter-end, we provided an update on the clinical development and partnership activities for the Company’s diabetes programs. Following good faith negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to the Company’s diabetes programs. Accordingly, Transition has sent notice to Novo Nordisk terminating the agreement between the companies, which will return to Transition all rights held by Novo Nordisk, relating to E1-I.N.T. (combination therapy of TT-223 and epidermal growth factor analogue). Transition will continue on-going discussions with other interested parties to partner the diabetes programs. In the interim, the Company is fully committed to support and advance the clinical development of the diabetes programs, leveraging its expertise in disease-modifying therapies for diabetes, world-class scientific advisory board and solid financial position.
Transition’s preclinical and Phase IIa data suggest that gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes. Transition has commenced the studies to advance its lead gastrin analogue, TT-223, formerly known as “G1”, into Phase II clinical trials. We expect to commence a dose-range finding Phase II clinical study with TT-223 in type 2 diabetes patients in the first half of calendar 2008.

     Corporate Development:
On August 20th, 2007, Transition’s common stock began trading on the NASDAQ Capital Market under the symbol “TTHI”. Further, we strengthened the Company’s financial position with a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share. This financing raised gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company.
OUTLOOK
In the near term, we prepare for Phase II studies with our lead Alzheimer’s program commencing either later this year or early 2008 and expect to commence Phase II studies with our lead diabetes therapy in the first half of next year. The Company is also well positioned for future growth as we look to broaden and strengthen our product portfolio and attract new partnerships. From a corporate perspective, our growing shareholder base includes some of the premier institutional investors and our listing on the NASDAQ will enhance the Company’s exposure to within investment community.
We look forward to updating the shareholders on the progress of these clinical programs.

Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.